

OFFERING MEMORANDUM

facilitated by



Colorado Avocado LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	Colorado Avocado LLC
State of Organization	CO
Date of Formation	04/28/2021
Entity Type	Limited Liability Company
Street Address	PO Box 25113, Colorado Springs CO, 80936
Website Address	https://toastique.com/

(B) Directors and Officers of the Company

Key Person	Andre Nabonne
Position with the Company 　　　　　　　　　　　　　Title 　　　　　　　　　　　First Year	 Managing Member 2021
Other business experience (last three years)	In 2007, Mr. Nabonne became the Store Manager at Walgreens, a position he still holds today. As the store manager, Mr. Nabonne manages the daily operations and is responsible for ensuring customer satisfaction by resolving issues and anticipating needs. He is also in charge of all employee recruitment, screening, hiring, training, supervision and support. On top of that, he assigns and monitors schedules for more than 20 employees. Mr. Nabonne balances and calculates incoming cash flow, organizes and prepares store revenue cash and checks for daily deposits and monitors the stores expenditures to ensure accurate operation budget management.

Key Person	Christin Deville
Position with the Company 　　　　　　　　　　　　　Title 　　　　　　　　　　　First Year	 Managing Member 0
Other business experience (last three years)	Learning Management System Administrator University of Colorado Colorado Springs Dates Employed Oct 2013 – Present Employment Duration 8 yrs 2 mos * 2017- Led Blackboard to Canvas pilot integration, including stand-up, and testing, project management, resulting in successful conversion to Canvas in 2018. *Implemented LDAP and SAML authentication methods in Blackboard and Canvas.* Code, create, and maintain data integrations into LMS. *Manage testing and installation of updates, change management using Cherwell and ITSM principles,*

	configuration, reporting, and troubleshooting.
	Manage and troubleshoot problems with file uploads of 18k+ enrollments, courses, and users into LMS.
	Manage external supporting services such as Panopto, Zoom, etc.
	Work closely with various stakeholders including Faculty Resource Center, Web Services, and IT.
	Presented in-person at InstructureCon 2018 on Canvas Blueprints.
	Contribute to and learn from the growing online Canvas and Blackboard communities in order to better serve the needs of UCCS.
	Monitor contracted Canvas Support services, update technical procedures and guidelines for internal knowledge base (KB), and maintain relationships with vendors, CSMs, and stakeholders.
	Utilize Canvas APIs to improve integrations and deprecated older flat-file dependent processes. Replace outdated Perl code with easier to debug Python with custom libraries.
	Worked on a team to implement Near-Real-Time enrollments, cutting the wait time for an enrollment from 24-48 hours down to 3-6 minutes.
	2020-21 built an automated system to enroll waitlisted students based on daily file deltas.
	2021 - rebuilt crosslist program to rename crosslisted courses for student and LMS admin convenience and also eliminate burden external web app.
	Promote LMS accessibility for students and faculty.
	Serve as Diversity Champion for various hiring committees.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Andre Nabonne	50%
Christin Deville	50%

(D) The Company's Business and Business Plan

The Opportunity

Toastique's menu makes it easy to eat healthy without spending your day searching through ingredient lists and labels. Toastique features fresh, all-natural, locally sourced menu offerings. Everything is made from scratch and nothing comes from a package.

Your investment makes a local impact.

You're helping us put one more healthy option in front of families and working people in Colorado Springs. Toastique offers a bright, modern, inviting café with an open kitchen design. This Northgate location will offer relaxing views of scenic Pike's Peak and the Air Force Academy from the large corner windows.

- Bread, Coffee, and Kombucha will all be locally sourced, providing a secondary boost to the community.
- Most of our large kitchen appliances are manufactured to-order here in the USA – another important impact you can make when investing in our location.
- We are minutes away from attractions such as Great Wolf Lodge, Scheel's, and multiple movie theatres. Take a refreshing walk along generous paved trails that pass right in front of the store!
- We will also be neighbors with the second location of the local and wonderful Sweetwater Flower Market, to complete your feel-good experience along with your feel-good meal.
- Our location will also have a drive-thru pick-up window – the first Toastique to offer this convenience!

The Pitch

Help us bring the first Toastique to Colorado Springs!

- Toastique is not just another juice shop - we are a hardworking husband and wife pair living here and dedicated to Colorado Springs. We want to bring Toastique to the community because we believe Colorado Springs deserves fresh, healthy food and all the good vibes we can offer.
- When you invest in Toastique, you are investing in not only our restaurant, employees, and community, but also local vendors and American manufacturers. We have plans ready and construction is slated to start in 2021. You are investing in a location that will open in early 2022!

Flavor and healthy eating are taken care of for you.

Toastique's food and drinks are not only healthy, they are created using rotating recipes designed by an Executive Chef. That means exciting and satisfying flavor in every bite. Don't take our word for it, check out the enticing offerings on Instagram and see how beautiful eating health can be. In the meantime, here are some of our popular menu items:

- Avocado smash toast
- 3-cheese Italian toast with prosciutto
- Tuscan tuna toast with kalamata olives and a balsamic glaze
- Traditional Acai Bowls
- Mango or colada with pineapple bowls
- Power green, superfruit, citrus, and iced brewed coffee smoothies
- Cold pressed juices that are pressed fresh every 24 hours for maximum nutrition and flavor

The Team

Christin Deville, Co-owner
Andre Nabonne, Co-Owner

Future Toastique Storefront

- TBD - Colorado Sroings, CO
- Shopping Center Data
- Planned Opening Data

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$25,000
Offering Deadline	January 21, 2022

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$80,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Large Equipment	$20,000	$50,000
Smallware equipment	$3,500	$25,200
Mainvest Compensation	$1,500	$4,800
TOTAL	$25,000	$80,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 4.8%[2]
Payment Deadline	2028-01-01
Maximum Payment Multiple[3] - Early Investors - All Other Investors	2.0 x 1.4 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 4.8% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$25,000	1.5%
$38,750	2.3%
$52,500	3.1%
$66,250	4.0%
$80,000	4.8%

[3] To reward early participation, the investors who contribute the first $10,000.0 raised in the offering will receive a 2.0x cap. Investors who contribute after $10,000.0 has been raised in the offering will receive a 1.4x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Andre Nabonne	50%
Christin Deville	50%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 3.0% of the amount of the Offering raised by First Time Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "First Time Users" means a user of Mainvest.com who became a user only after the Offering was publicly listed on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

Colorado Avocado LLC was established in April 2021. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

No other outstanding debt or equity

The capital raised through Mainvest will make up part of the Colorado Avocado LLC's fundraising. Colorado Avocado LLC has an approved SBA loan waiting to disperse funds for construction. Personal funds have been invested in contracts, legal fees, equipment deposits, rent deposits, and architectural services.

Forecasted and Achieved milestones

Toastique forecasts the following milestones:

- Successfully secured lease in Colorado Springs Colorado to begin in February 2022.
- GC contract for construction signed and slated to be done by February 2022

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$500,000	$550,000	$588,500	$617,925	$636,462
Cost of Goods Sold	$140,000	$154,000	$164,780	$173,019	$178,209
Gross Profit	$360,000	$396,000	$423,720	$444,906	$458,253
EXPENSES					
Rent	$72,544	$74,811	$77,078	$79,345	$81,612
Utilities	$6,000	$6,150	$6,303	$6,460	$6,621
Salaries	$200,000	$205,000	$210,125	$215,378	$220,762
Insurance	$3,000	$3,075	$3,151	$3,229	$3,309
Repairs & Maintenance	$5,000	$5,125	$5,253	$5,384	$5,518
Legal & Professional Fees	$2,500	$2,562	$2,626	$2,691	$2,758
Franchise Fee	$27,500	$30,250	$32,367	$33,985	$35,004
Operating Profit	$43,456	$69,027	$86,817	$98,434	$102,669

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V